FOLEY & LARDNER LLP ATTORNEYS AT LAW
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	January 16, 2009	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM AND OVERNIGHT MAIL		CLIENT/MATTER NUMBER 082961-0121

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
Division of Investment Management
Washington, D.C. 20549

Re:	Hennessy Funds Trust (File Nos. 033-52154 and 811-07168) Registration Statement on Form N-14 (No. 333-156372) Registration Statement on Form N-14 (No. 333-156366) Both Filed December 19, 2008

Dear Ms. DiAngelo:

        On behalf of our client, Hennessy Funds Trust and two of its series, the Hennessy Cornerstone Large Cap Fund and the Hennessy Select Large Value Fund (collectively, the “Funds”), set forth below are the Funds’ responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Registration Statements referenced above (the “Registration Statements”). The comments were provided by Christina DiAngelo, at (202) 551-6966 or diangeloc@sec.gov, on January 2, 2009 and January 14, 2009. The numbered items set forth below repeat (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Funds’ responses (in regular type).

        If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297-5596.

General Comment

        1.     In connection with responding to the comments of the Staff, please provide, in writing, a statement from the Funds acknowledging that:

•	the Funds are responsible for the adequacy and accuracy of the disclosure in the Registration Statements;

•	Staff comments or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements, and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
January 16, 2009

        Response: We acknowledge on behalf of the Funds that (1) the Funds, through their officers and directors, are responsible for the adequacy and accuracy of the disclosure in the Registration Statements; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statements reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statements; and (3) the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registration Statements

        2.    We note that you reference that the Hennessy Funds consist of seven portfolios in one instance and eight portfolios in another instance. Please clarify whether it is seven or eight.

        Response: The Hennessy Funds will consist of eight portfolios following the acquisition of the two Tamarack Funds. The Funds have revised the Registration Statements to reflect this fact.

        3.    In the disclosure discussing the higher annual expense ratio that will apply to the new Hennessy Funds, please expand the discussion to indicate the share Class of the Tamarack Funds that is being compared and whether you are talking about “net” or “gross” annual expenses. Also, please revise the discussion to make it clear how the expense limitation arrangement of the Hennessy Funds factors into the higher annual expense ratio.

        Response: The Funds have revised this portion of the Registration Statements to read substantially as follows (this language applies to the Hennessy Select Large Value Fund proxy statement/prospectus, but similar language has been added to the Hennessy Cornerstone Large Growth Fund proxy statement/prospectus):

“The advisory fee will remain the same, but the total annual expense ratio (after fee waivers and expense reimbursements) of the New Fund during the initial year following the Reorganization is expected to be approximately 0.27% higher than the total annual expense ratio (after fee waivers and expense reimbursements) of the Class S shares of the Fund for the fiscal year ended September 30, 2008, 0.02% higher than the total annual expense ratio (after fee waivers and expense reimbursements) of the Class A shares of the Fund for the fiscal year ended September 30, 2008, and lower than the total annual expense ratio (after fee waivers and expense reimbursements) of the Class C and Class R shares of the Fund for the fiscal year ended September 30, 2008.”

        4.    With respect to the capitalization tables, please break these out to show the capitalization by share Class. In this regard, please ensure that the aggregate net assets for each Class of shares in each of the Registration Statements equals the aggregate net assets reported in the audited financial statements for the fiscal year ended September 30, 2008.

        Response: The Funds have revised the Registration Statements to reflect the capitalization by share Class and have ensured that the aggregate net assets for each Class of shares in each of the Registration Statements equals the aggregate net assets reported in the audited financial statements for the fiscal year ended September 30, 2008.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
January 16, 2009

        5.    In the capitalization tables, we note that you show the line item “Net Asset Value Per Share” on and aggregate basis. We typically see net assets and shares outstanding on an aggregate basis, but not net asset value per share. You may delete this line item.

        Response: The Funds have revised the Registration Statements to delete this line item.

        6.    Please disclose the total estimated costs of the reorganization, and indicate who will bear the costs of the reorganization. This disclosure should first appear in Question 8 of the Questions and Answers. Any costs related to the reorganization that will be paid by shareholders needs to be reflected in the capitalization table as an adjustment to assets. Also, please include a note to the Fee Table addressing these costs and whether or not they are included in the Fee Table.

        Response: The Funds have revised this portion of the Registration Statements to read substantially as follows (this language applies to the Hennessy Select Large Value Fund proxy statement/prospectus, but similar language has been added to the Hennessy Cornerstone Large Growth Fund proxy statement/prospectus):

“Voyageur Asset Management, Inc. and Hennessy Advisors, Inc. will pay all of the expenses related to the Reorganization. The costs of the Reorganization include, but are not limited to, costs associated with the preparation and filing of the Registration Statement and printing and distribution of the Proxy Statement, legal fees, accounting fees, securities registration fees, proxy solicitation expenses and other expenses of holding the special meeting. The total costs of the Reorganization are estimated to be approximately $75,000.”

“Other expenses are based on estimated amounts for the current fiscal year. Other expenses do not include costs related to the Reorganization, as Voyageur Asset Management, Inc. and Hennessy Advisors, Inc. will pay all of the expenses related to the Reorganization.”

        7.    We note that the expenses in the Financial Highlights table of the Tamarack Funds includes, for the Class A shares, distribution fees of 0.50%, while the Fee Table in the Registration Statements shows, for Class A shares, distribution fees of 0.25%. Supplementally, please explain the reason for the different distribution fees, and indicate whether the limitation to 0.25% for the distribution fees is a contractual limitation, or a voluntary limitation evidenced by action of the Board of Directors.

        Response: The Funds have been advised by the Tamarack Funds that this is a contractual limitation. Therefore, the Funds have revised the Registration Statements to reflect a 0.50% distribution fee under “distribution (12b-1) fees” line item of the Fee Table for the Tamarack Funds, with the 0.25% of distribution fees subject to the expense limitation being added to the “fee waiver/expense reimbursement” line of the Fee Table for the Tamarack Funds.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
January 16, 2009

        8.    We note that the hypothetical Expense Examples for the Tamarack Funds reflect in year one the expense limitations of those Funds. Please confirm that these expense limitations have been extended for another year. Also, please note that the hypothetical Expense Examples should reflect the “net” and “gross” expenses in the Fee Tables in the Registration Statements and not the expenses in the Financial Highlights.

        Response: The Funds confirm that the Tamarack Funds have extended the expense limitations for another year. The Funds also confirm that the Tamarack Funds will calculate the hypothetical Expense Examples based on the “net” and “gross” expenses reflected in the Fee Tables in the Registration Statements.

        9.     We note the expense limitation for the Hennessy Funds and the footnote disclosure to the Fee Table on this limitation. Please add to this footnote, a reference to those items that are excluded from the limitation, such as extraordinary expenses or acquired fund fees and expenses.

        Response: The Funds have revised this portion of the Registration Statements to read substantially as follows (this language applies to the Hennessy Select Large Value Fund proxy statement/prospectus, but similar language has been added to the Hennessy Cornerstone Large Growth Fund proxy statement/prospectus):

“The Manager has agreed, until March 2010, to contractually waive its advisory fee to the extent necessary to insure that its total annual operating expenses (excluding all federal, state and local taxes, interest, brokerage commissions, acquired fund fees and expenses and other costs incurred in connection with the purchase and sale of securities and non-recurring items) do not exceed 1.30% of the average daily net assets of the New Fund.”

        10.     In the headers to the Fee Tables and hypothetical Expense Examples for the Funds, please indicate that they are pro forma Fee Tables and hypothetical Expense Examples.

        Response: The Funds have revised the Registration Statements to indicate that the Fee Tables and hypothetical Expense Examples for the Funds are pro forma Fee Tables and hypothetical Expense Examples.

        11.     We note that there are differences between the net expense ratios from the audited Financial Highlights and the net expense ratios in the Fee Tables. Supplementally, please explain the reason for the differences.

        Response: With respect to the Tamarack Large Cap Growth Fund, in fiscal 2008 the fund’s investment adviser paid back to the fund some expense reimbursements that it had recouped in fiscal 2007. The net expense ratios in the Financial Highlights reflect these payments received by the Fund and thus have a lower expense ratio than the Fee Tables. Since it was a one-time reimbursement in 2008, the Fee Tables do not reflect this payment to the Fund. With respect to the Tamarack Value Fund, the differences are due to rounding.

Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
January 16, 2009

        12.    We note that last year’s Fee Table for the Tamarack Funds included a reference to acquired fund fees and expenses. Why are these fees not referenced in the current Fee Table?

        Response: The Funds have been advised by the Tamarack Funds, that in fiscal 2008 the Tamarack Funds did not incur any acquired fund fees and expenses that needed to bereflected in the Fee Table.

        13.     Please check the calculations in the fees tables and hypothetical Expense Examples for the Tamarack Funds, particularly with respect to the Class A shares, to confirm they are accurate.

        Response: The Funds have been advised by the Tamarack Funds that they checked the calculations and the calculations appear accurate.

        14.     In the introductory paragraph to the hypothetical hypothetical Expense Examples, modify the statement, “total operating expenses for each fund are those shown in the table and remain the same” to include reference to using net expense ratios for the applicable contractual limitation period and gross expenses for all other years.

        Response: The Funds revised the Registration Statements as requested.

        15.     To the extent the Tamarack Funds have net capital loss carryforwards, please included disclosure of these loss carryforwards in the Registration Statements.

        Response: The Funds revised the Registration Statements to include information on the net capital loss carryforwards of the Tamarack Large Cap Growth Fund (the Tamarack Value Fund had no net capital loss carryforwards).

* * *

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer